Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

September 15, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Tim Buchmiller

RE:	Techpoint, Inc.
Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-219992)

Dear Ms. Ravitz:

Techpoint, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated September 15, 2017. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 3 as filed with the Commission marked against Amendment No. 2 to the Registration Statement as filed with the Commission on September 12, 2017. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Amendment No. 3 to the Registration Statement.

Capitalization, page 39

1.	Your pro forma as adjusted capitalization as of June 30, 2017 reflects the estimated net proceeds from the sale of 1,520,000 JDSs. You disclosure on page 37 that the expected net offering proceeds are approximately $5.8 million. Please explain to us why your cash and cash equivalents on a pro forma as adjusted basis increased by $8.4 million.

September 15, 2017

Response: The Registrant has revised the disclosure on page 10 and 39 of the Registration Statement in response to the Staff’s comment as requested. The Registrant’s cash and cash equivalents on a pro forma as adjusted basis increased by approximately $5.8 million consistent with the disclosure on page 37 of expected net offering proceeds of approximately $5.8 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 57

2.	Please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range, as indicated in your response to comment 13 in our letter dated June 9, 2016.

Response: The most recent valuation date used by the Registrant’s Board of Directors (the “Board”) in determining the fair value of the Registrant’s common stock in connection with setting the exercise price of option grants occurred on June 15, 2017 (the “Valuation Date”), when the Board determined the fair value of the Registrant’s common stock was $3.18 per share (the “June Valuation”). In determining the June Valuation, the Board considered numerous objective and subjective factors as described on page F-22 of the Registration Statement, which included a contemporaneous independent third-party valuation conducted as of June 15, 2017 (the “June Valuation Report”).

On August 31, 2017 (the “Range Date”), representatives of Mizuho Securities Co., Ltd, the lead underwriters for the Registrant’s initial public offering, advised the Registrant that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Registrant a preliminary price range of $5.00 to $7.00 per share of common stock, resulting in an estimated midpoint of $6.00 per share (the “Estimated Midpoint”).

In recognition of the Staff’s interest in understanding the factors affecting the difference between the estimated fair value of common stock in connection with the Registrant’s last fair value determination and the Estimated Midpoint, the Registrant is providing the information set forth below. The Registrant believes the following factors related to the difference in valuation assumptions used to derive the June Valuation and the Estimated Midpoint, as well as the improvements in the Registrant’s business conditions explain the difference between the June Valuation and the Estimated Midpoint provided at the end of August:

•	At the Valuation Date, significant barriers to entry remained for the Registrant to achieve the planned public offering on the Tokyo Stock Exchange. As the Registrant sought to complete an offering as a foreign issuer using an unprecedented offering structure involving Japanese Depositary Shares, the viability of a successful offering within the established timeline was unclear as of the Valuation Date. If the use of Japanese Depositary Shares was not approved, the Registrant may not have proceeded with the offering in Japan. Between the Valuation Date and the Range Date, several milestones were accomplished, including the completion of due diligence and subsequent approval of the listing by the Tokyo Stock Exchange. As part of the listing application to the Tokyo Stock Exchange, representatives of the Tokyo Stock Exchange conduct a thorough review and due diligence examination of the Registrant, including but not limited to its operations, financial performance and corporate governance structure. At the time of the Valuation Date, this due diligence examination had only just begun and was uncertain as to whether the Registrant would successfully complete the review. The June Valuation appropriately reflects these prevailing uncertainties as of the Valuation Date, while the Estimated Midpoint assumes the successful completion of the mandatory requirements for a public offering in Japan, including (most notably) approval by the Tokyo Stock Exchange of the proposed listing and the use of Japanese Depositary Shares.

•	The Estimated Midpoint represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the Valuation Date represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through the Valuation Date and the Range Date.

•	The Registrant’s convertible preferred stock has substantial economic rights and preferences over the holders of its common stock. The holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The Estimated Midpoint assumes the conversion of all of the Registrant’s convertible preferred stock prior to the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Estimated Midpoint compared to the valuations set by the Registrant’s board of directors, which included the effect of preferences of the Registrant’s preferred stock, especially in scenarios in which the Company continues to operate and the preferred stockholders maintain their preferences. Only in an IPO or similarly priced exit event would the preferred and common shares realize the same value.

•	Between the Valuation Date and the Range Date, the Registrant increased its gross margin forecast for fiscal years 2017 and 2018. The increase in the gross margin forecast was due to changes in forecasted product and customer mix.

•	Between the Valuation Date and the Range Date, the Registrant increased its profitability forecast for fiscal year 2017 and 2018 as a result of improved margin forecast and a reduction in operating expenses related to research and development costs.

•	During the period from the Valuation Date to the Range Date, the Registrant continued to make progress on the development of its next generation products, which provided greater comfort to the managing underwriter in its view of the Registrant’s future financial performance.

Based on the above analysis, the Registrant respectfully submits to the Staff that, while the most recent determination of the fair value of its common stock on June 15, 2017 was consistent with the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, several material positive events occurred since that date with respect to the Registrant’s business that justify the increase in estimated valuation as of the Range Date.

* * *

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754 if you would like any additional information or to discuss the Registration Statement.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Fumihiro Kozato, President and Chief Executive Officer
Yukiko Tegarden, Chief Financial Officer